Exemption # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY ACQUIRES SHARES OF HAWK OIL INC.

February 4, 2003 – APF Energy Trust (the "Trust") announced today that, pursuant to the offer by APF Energy Inc. ("APF") and the Trust to acquire all of the issued and outstanding common shares (the "Shares") of Hawk Oil Inc. ("Hawk") dated December 27, 2002 (the "Offer"), 7,776,373 Shares, representing approximately 92.01% of the issued and outstanding Hawk Shares, have been deposited. Of the shares tendered to the Offer, 580,210 opted for cash at $4.80 per share, resulting in a total cash payment of $2.78 million. As this did not exceed the maximum cash available, there will be no proration on the cash option. Holders of the balance of 7,196,163 Shares elected to receive 0.5079365 Trust units for each Share, resulting in the issuance of 3,655,194 Trust units.

As a result, APF has taken-up and will pay for all of the Shares deposited to the Offer and intends to acquire all remaining Shares of Hawk by way of a compulsory acquisition transaction pursuant to the Business Corporations Act (Alberta).

Following the completion of the compulsory acquisition and taking into account Hawk's current bank debt of $9.5 million, the Hawk Transaction will have a total value of approximately $50 million. The acquisition adds daily production of approximately 2,700 barrels of oil equivalent, comprised of 9.3 million cubic feet per day of natural gas, and 1,150 barrels per day of oil and natural gas liquids.

For further information, please contact:
Steven Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
APF Energy Inc.
Telephone (403) 294-1000 – Toll Free (800) 838-9206 – Fax (403) 294-1074
E-mail: invest@apfenergy.com – Internet: www.apfenergy.com

dlw 3/19

Exemption # 82-5766

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 73 of the *Securities Act* (Quebec), Section 76(2) of the *Securities Act* 1990 (Newfoundland).

1. Reporting Issuer:

APF Energy Trust

Address: 2100, 144 – 4th Avenue SW
Calgary, Alberta T2P 3N4

2. Date of Material Change:

February 5, 2003

3. Publication of the Material Change:

News Release issued: February 4, 2003
Canada Newswire

4. Summary of Material Change:

APF Energy Inc. ("APF") has acquired all of the outstanding shares of Hawk Oil Inc. ("Hawk") in accordance with the offer of APF and APF Energy Trust (collectively the "Offeror") to purchase all of the Class A Shares of Hawk dated December 27, 2002 (the "Offer").

5. Full Description of Material Change:

On February 5, 2003, APF acquired 7,776,373 shares of Hawk in accordance with the Offer, representing approximately 92.01% of the Hawk Class A Shares outstanding. In addition, on February 5, 2003, APF sent a notice to all remaining shareholders of Hawk pursuant to the compulsory acquisition provisions of the *Business Corporations Act* (Alberta) and has paid to Hawk the consideration that APF would have had to pay if all holders of Class A Shares of Hawk had accepted the Offer. Accordingly, APF has become the holder of all the outstanding Hawk Class A Shares.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officer:

Steven G. Cloutier
President and
Chief Operating Officer
APF Energy Inc.
2100, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 5th day of February, 2003.

Per: (Signed) "Steven G. Cloutier"
President and
Chief Operating Officer
APF Energy Inc.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exemption # 82-516

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF Energy Trust Announces $0.165 Monthly Distribution

February 19, 2003 – APF Energy Trust announces that its next monthly distribution will be $0.165 per trust unit. Payment will be made on March 15, 2003, to unitholders of record on February 28, 2003. The ex-distribution date is February 26, 2003.

With this payment, APF will have paid twelve month trailing distributions of $1.835 per trust unit, providing unitholders with a cash yield of approximately 18% based on recent unit price of $10.25. Since completing its IPO at $10.00 per trust unit in December of 1996, APF has declared cumulative distributions of $12.135 per trust unit, rewarding unitholders with a compound annual rate of return of approximately 21%.

For further information please contact:

Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance

Telephone (403) 294-1000
Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

Exemption # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF Energy Trust Announces $0.16 Monthly Distribution

January 21, 2003 – APF Energy Trust announces that its next monthly distribution will be $0.16 per trust unit. Payment will be made on February 15, 2003, to unitholders of record on January 31, 2003. The ex-distribution date is January 29, 2003.

With this payment, APF will have paid twelve month trailing distributions of $1.82 per trust unit, providing unitholders with a cash yield of approximately 18% based on recent unit price of $10.32. Since completing its IPO at $10.00 per trust unit in December of 1996, APF has declared cumulative distributions of $11.97 per trust unit, rewarding unitholders with a compound annual rate of return of approximately 21%.

For further information please contact:

Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance

Telephone (403) 294-1000
Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com